SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

MModal Inc.

(Name of Subject Company)

MModal Inc.

(Names of Person Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

60689B107

(CUSIP Number of Class of Securities)

Kathryn F. Twiddy

Chief Legal Officer

MModal Inc.

9009 Carothers Parkway

Franklin, TN 37067

(866) 295-4600

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

With copies to:

Daniel Clivner, Esq.

Simpson Thacher & Bartlett LLP

1999 Avenue of the Stars, 29th Floor

Los Angeles, CA 90067

(310) 407-7500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (this “Amendment No. 7”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto or thereto, the “Schedule 14D-9”), originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by MModal Inc., a Delaware corporation (the “Company”), on July 17, 2012 and amended by Amendment No. 1 thereto, filed with the SEC on July 24, 2012, Amendment No. 2 thereto, filed with the SEC on July 25, 2012, Amendment No. 3 thereto, filed with the SEC on August 2, 2012, Amendment No. 4 thereto, filed with the SEC on August 8, 2012, Amendment No. 5 thereto, filed with the SEC on August 8, 2012, and Amendment No. 6 thereto, filed with the SEC on August 10, 2012, relating to the cash tender offer by Legend Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned direct subsidiary of Legend Parent, Inc., a Delaware corporation (“Parent”). Parent is controlled by One Equity Partners V, L.P., a Cayman Islands exempted limited partnership (“OEP V”), as disclosed in the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on July 17, 2012 (as amended or supplemented from time to time, the “Schedule TO”). The Schedule TO relates to Purchaser’s offer to purchase all of the outstanding shares of Common Stock at a purchase price of $14.00 per share (the “Offer Price”), net to the seller thereof in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 17, 2012 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”). The Offer to Purchase and Letter of Transmittal were filed with the SEC on July 17, 2012 as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-9 and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the original Schedule 14D-9, Amendment No. 1 thereto, Amendment No. 2 thereto, Amendment No. 3 thereto, Amendment No. 4 thereto, Amendment No. 5 thereto and Amendment No. 6 thereto remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 7. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information

“Item 8—Additional Information” is hereby amended and supplemented by adding the following paragraph after the penultimate paragraph thereof:

“Expiration of the Offer

The Offer and withdrawal rights expired at 11:59 p.m., New York City time, on August 14, 2012. The depository has advised that, as of the expiration of the Offer, 46,488,790 shares of Common Stock had been validly tendered and not properly withdrawn pursuant to the Offer. Purchaser intends to promptly accept for payment and purchase all shares of Common Stock that were validly tendered and not properly withdrawn. Purchaser also intends to exercise its Top-Up Option, pursuant to which the Company will issue shares of Common Stock to Purchaser, at a price per share equal to the Offer Price, in an amount sufficient to ensure that Purchaser and Parent can effect a “short-form” merger under applicable Delaware law.

After exercising its Top-Up Option under the Merger Agreement, Parent intends to promptly effect a “short-form” merger under applicable Delaware law in which Purchaser will be merged with and into the Company, with the Company surviving the Merger and continuing as a wholly owned direct subsidiary of Parent. The Merger is expected to be completed on or about August 17, 2012. As a result of the Merger, any shares of Common Stock previously tendered will be cancelled and shall cease to exist and (except for shares held by (i) the Company as treasury stock, (ii) Parent or Purchaser or (iii) any stockholder of the Company who is entitled to and properly exercises appraisal rights under Delaware law) will be converted into the right to receive the same $14.00 per share in cash paid in the Offer. Following the Merger, all shares of Common Stock will cease to be traded on The NASDAQ Global Market.

On August 15, 2012, the Company and OEP V issued a press release announcing the expiration and results of the Offer, a copy of which is filed as Exhibit (e)(44) hereto and incorporated herein by reference.”

Item 9.	Materials to Be Filed as Exhibits

“Item 9. Materials to Be Filed as Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit after Exhibit (e)(43) thereof:

Exhibit No.	Document

(e)(44)	Joint Press Release issued by One Equity Partners and MModal Inc. on August 15, 2012 (incorporated by reference to Exhibit (a)(1)(K) of the Schedule TO filed with the SEC on August 15, 2012).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

MMODAL INC.

Date: August 15, 2012	By:	/s/ Kathryn F. Twiddy
	Name:	Kathryn F. Twiddy
	Title:	Chief Legal Officer

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